April 3, 2019

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:       Advisors Preferred Trust, File No. 811-22756

Dear Sir/Madam:

On behalf of Advisors Preferred Trust, a registered investment company (the "Trust"), we hereby submit, via electronic filing, a preliminary proxy statement related to the OnTrack Core Fund (the "Fund"), a series of the Trust. The main purpose of this proxy is to solicit shareholder approval for a new advisory agreement and new sub-advisory agreement.

If you have any questions or comments related to this filing, please contact Parker Bridgeport at 614-469-3238 or JoAnn Strasser at 614-469-3265.

Very truly yours,

/s/ Parker Bridgeport

Parker Bridgeport

4832-0583-2080.1